UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Acutus Medical, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
065111109
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed ROF II LLC OrbiMed Capital GP IV LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 065111109

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,810,525 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,810,525 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,810,525 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 20.9% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	Includes (i) 5,477,958 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acutus Medical, Inc., a Delaware corporation (the “Issuer”), and (ii) 332,567 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).
(2)	This percentage is calculated based upon 27,430,834 Shares outstanding of Issuer (which includes the additional 1,323,529 Shares issued by and sold by the Issuer to the underwriters pursuant to the underwriters’ option), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on August 7, 2020 and an additional 332,567 Shares issuable upon the exercise of the Warrants.

CUSIP No. 065111109

1		Names of Reporting Persons. OrbiMed ROF II LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,592,446 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,592,446 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,592,446 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 5.8% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 1,320,218 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acutus Medical, Inc., a Delaware corporation (the “Issuer”), and (ii) 272,228 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).
(2)	This percentage is calculated based upon 27,430,834 Shares outstanding of Issuer (which includes the additional 1,323,529 Shares issued by and sold by the Issuer to the underwriters pursuant to the underwriters’ option), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on August 7, 2020 and an additional 272,228 Shares issuable upon the exercise of the Warrants.

CUSIP No. 065111109

1		Names of Reporting Persons. OrbiMed Capital GP IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,218,079 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,218,079 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,218,079
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 15.3% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 4,157,740 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acutus Medical, Inc., a Delaware corporation (the “Issuer”), and (ii) 60,339 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).
(2)	This percentage is calculated based upon 27,430,834 Shares outstanding of Issuer (which includes the additional 1,323,529 Shares issued by and sold by the Issuer to the underwriters pursuant to the underwriters’ option), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on August 7, 2020 and an additional 60,339 Shares issuable upon the exercise of the Warrants.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”) of Acutus Medical, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 2210 Faraday Ave., Suite 100, Carlsbad, CA 92008.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “AFIB”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On July 28, 2020, the Issuer effected a reverse stock split at a ratio of 1-for-9.724 (the “Reverse Stock Split”). References in this Statement to numbers of Shares and exercise prices give effect to the Reverse Stock Split.

On August 10, 2020, the Issuer completed its initial public offering pursuant to which the Issuer agreed to issue and sell to the participants 8,823,529 Shares (the “IPO”). In addition, the Issuer granted the underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,323,539 Shares. The purchase price for each Share was $18.00. As a result of the IPO, and the underwriters exercise of their option, the Issuer’s total number of outstanding Shares increased to 27,430,834.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed ROF II LLC (“OrbiMed ROF”), and OrbiMed Capital GP IV LLC (“OrbiMed GP”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed ROF, a limited liability company organized under the laws of Delaware, is the general partner of certain entities as more particularly described in Item 6 below.  OrbiMed ROF has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed ROF and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On and prior to June 2018, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments IV, LP (“OPI IV”), as more particularly referred to in Item 6 below, caused OPI IV to purchase 1,545,425 shares of Series B Convertible Preferred Stock of the Issuer. In connection with the IPO, shares of Series B Convertible Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to June 2019, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 647,582 shares of Series C Convertible Preferred Stock of the Issuer. In connection with the IPO, shares of Series C Convertible Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to June 2019, OrbiMed Advisors and OrbiMed ROF, pursuant to their authority under the limited partnership agreement of OrbiMed Royalty Opportunities II, LP (“ORO II”), as more particularly referred to in Item 6 below, caused ORO II to purchase 899,985 shares of Series C Convertible Preferred Stock of the Issuer. In connection with the IPO, shares of Series C Convertible Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of June 7, 2018, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase convertible notes (the “2018 Notes”) from the Issuer, which 2018 Notes were subsequently converted into 389,116 shares of Series D Convertible Preferred Stock of the Issuer. In connection with the IPO, shares of Series D Convertible Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis. In addition, in connection with the issuance of the 2018 Notes, the Issuer issued to OPI IV warrants to purchase 60,339 Shares at an exercise price of $.097 per Share.

On and prior to August 2019, OrbiMed Advisors and OrbiMed ROF, pursuant to their authority under the limited partnership agreement of ORO II, as more particularly referred to in Item 6 below, caused ORO II to purchase 378,733 shares of Series D Convertible Preferred Stock of the Issuer. In connection with the IPO, shares of Series D Convertible Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis. In addition, the Issuer issued to ORO II warrants to purchase 62,232 Shares at an exercise price of $.097 per Share.

On and prior to the close of May 20, 2019, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase convertible notes (the “2019 Notes”) from the Issuer, which 2019 Notes were subsequently converted into 1,202,117 shares of Series D Convertible Preferred Stock of the Issuer. In connection with the IPO, shares of Series D Convertible Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of May 20, 2019, OrbiMed Advisors and OrbiMed ROF, pursuant to their authority under the limited partnership agreement of ORO II, as more particularly referred to in Item 6 below, caused ORO II to enter into a credit agreement (the “Credit Agreement”) with the Issuer. In connection with the entrance into the Credit Agreement, the issuer issued to ORO II warrants to purchase 209,996 shares of Series D Convertible Preferred stock at an exercise price of $16.67 per share. In connection with the IPO, shares of Series D Convertible Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis and the warrants can be exercised for Shares on a 1-for-1 basis at an exercise price per share of $16.67.

On and prior to the close of August 10, 2020, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 373,500 in the IPO.

On and prior to the close of August 10, 2020, OrbiMed Advisors and OrbiMed ROF, pursuant to their authority under the limited partnership agreement of ORO II, as more particularly referred to in Item 6 below, caused ORO II to purchase 41,500 in the IPO.

The source of funds for such purchases was the working capital of OPI IV and ORO II.

As a result of the transactions described in this Item 3, OrbiMed Advisors and OrbiMed GP may collectively be deemed to be the beneficial owners of approximately 15.3% of the outstanding Shares. OrbiMed Advisors and OrbiMed ROF, may collectively be deemed to be the beneficial owner of approximately 5.8% of the outstanding Shares.  OrbiMed GP, as the general partner of OPI IV, may be deemed to be the beneficial owner of approximately 15.3% of the outstanding Shares.  OrbiMed ROF, as the general partner of ORO II, may be deemed to be the beneficial owner of approximately 5.8% of the outstanding Shares.  OrbiMed Advisors, as the managing member of OrbiMed GP and OrbiMed ROF, may be deemed to be the beneficial owner of approximately 20.9% of the outstanding Shares. None of the Reporting Persons has acquired or disposed of any additional Shares since August 10, 2020.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 27,430,834 outstanding Shares of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on August 7, 2020, which amount includes the additional 1,323,529 Shares sold by the Issuer to the underwriters pursuant to the underwriters’ option (according to the Form 8-K as filed by the issuer with the Securities and Exchange Commission on August 10, 2020).

As of the date of this filing, OPI IV, a limited partnership organized under the laws of Delaware, holds 4,218,079 Shares, including warrants to purchase 60,339 Shares, constituting approximately 15.3% of the issued and outstanding Shares.  OrbiMed GP is the general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI IV and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV.  OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI IV.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI IV, caused OPI IV to enter into the agreements referred to in Item 6 below.

As of the date of this filing, ORO II, a limited partnership organized under the laws of Delaware, holds 1,592,446 Shares, including warrants to purchase 272,228 Shares, constituting approximately 5.8% of the issued and outstanding Shares.  OrbiMed ROF is the general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II, and OrbiMed Advisors is the managing member of OrbiMed ROF, pursuant to the terms of the limited liability company agreement of OrbiMed ROF.  As a result, OrbiMed Advisors and OrbiMed ROF share power to direct the vote and disposition of the Shares held by ORO II and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by ORO II.  OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by ORO II.

In addition, OrbiMed Advisors and OrbiMed ROF, pursuant to their authority under the limited partnership agreements of ORO II, caused ORO II to enter into the agreements referred to in Item 6 below.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI IV. Such authority includes the power to vote and otherwise dispose of securities held by OPI IV.  The number of outstanding Shares of the Issuer attributable to OPI IV is 4,218,079, including warrants to purchase 60,339 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI IV, may be considered to hold indirectly 4,218,079, including warrants to purchase 60,339 Shares.

OrbiMed ROF is the general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II.  Pursuant to this agreement and relationship, OrbiMed ROF has discretionary investment management authority with respect to the assets of ORO II. Such authority includes the power to vote and otherwise dispose of warrants held by OFO II.  The number of outstanding Shares of the Issuer attributable to ORO II is 1,592,446 Shares including warrants to purchase 272,228 Shares. OrbiMed ROF, pursuant to its authority under the limited partnership agreement of ORO II, may be considered to hold indirectly 1,592,446, including warrants to purchase 272,228 Shares.

OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed ROF, pursuant to the terms of the limited liability company agreement of OrbiMed GP and OrbiMed ROF. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP and OrbiMed Advisors and OrbiMed ROF have discretionary investment management authority with respect to the assets of OPI IV and ORO II, respectively.  Such authority includes the power of OrbiMed GP and OrbiMed ROF to vote and otherwise dispose of securities held by OPI IV and ORO II, respectively.  The number of outstanding Shares attributable to OPI IV is 4,218,079, including warrants to purchase 60,339 Shares and the number of outstanding Shares of the Issuer attributable to ORO II is 1,592,446 Shares including warrants to purchase 272,228 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP and OrbiMed ROF, may also be considered to hold indirectly 5,810,525 Shares, including warrants to purchase 332,567 Shares.

David P. Bonita (“Bonita”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer. Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Bonita may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Bonita is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to OPI IV.

Investors’ Rights Agreement

In addition, OPI IV and certain other stockholders of the Issuer entered into an amended and restated investors rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of June 12, 2019. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the Investors’ Rights Agreement.

Demand Registration Rights

At any time beginning on the earlier of five years after the date of the Investors’ Rights Agreement or six months following the effectiveness of the IPO, the holders of 50% or more of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregate gross offering price of such offering is anticipated to be at least $20,000,000. The Issuer is not obligated to effect more than two of these registration statements.

Form S-3 Registration Rights

Pursuant to the Investors’ Rights Agreement, at any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors Rights Agreement, the holders of 40% or more of the registrable securities may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their shares, so long as the aggregate price to the public, net of any underwriters’ discounts and commissions, is less than $5,000,000. The Issuer is not obligated to effect more than two of these registration statements within any 12-month period.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of Shares are entitled to include their Shares in the registration.

Lock-Up Agreement

Pursuant to the Investors’ Rights Agreement, OPI IV and ORO II agreed that it will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI IV and ORO II have or acquire the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, OPI IV and ORO II’s Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Investors’ Rights Agreement, which is filed as Exhibit 3 and incorporated herein by reference.

Credit Agreement

The description of the Credit Agreement set forth in Item 3 and the full text of the Credit Agreement, which is filed as Exhibit 4, is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed ROF II LLC, and OrbiMed Capital GP IV LLC.
2.	Investor Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239873) is incorporated herein by reference.
3.	Credit Agreement by and between the Issuer and OrbiMed Royalty Opportunities II, L.P., described in Item 6, filed as Exhibit 10.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239873) is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2020	ORBIMED ADVISORS LLC

	By:	/s/ Carl Gordon
Name: Carl Gordon
Title: Member

ORBIMED ROF II LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl Gordon
Carl Gordon
Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP IV LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl Gordon
Carl Gordon
Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed ROF II LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE III

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed ROF II LLC, and OrbiMed Capital GP IV LLC.
2.	Investor Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239873) is incorporated herein by reference.
3.	Credit Agreement by and between the Issuer and OrbiMed Royalty Opportunities II, L.P., described in Item 6, filed as Exhibit 10.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239873) is incorporated herein by reference.